                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    1     )*
                                          ---------

                           The New South Africa Fund, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                            Common Stock, par value $ .001
           --------------------------------------------------------
                          (Title of Class of Securities)

                                      64880R101
           --------------------------------------------------------
                                 (CUSIP Number)

    James J. Greenberger, Esq., 180 N. LaSalle St., Ste. 2700, Chicago, IL 60601
                                    (312)346-1300
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            May 29, 1996 and June 14, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 64880R101                                       Page  2  of  9  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSON

               Hermes Investment Management Limited
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /x/
     OF A GROUP*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
               AF
- -------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                             / /
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
               United Kingdom
- -------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
BENEFICIALLY OWNED                  POWER   0
BY EACH REPORTING            --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING
                                    POWER   0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER   0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER   0
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            0
- -------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            0
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                                            1A
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 64880R101                                       Page  3  of  9  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSON

               Hermes Pensions Management Limited
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /x/
     OF A GROUP*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
               AF
- -------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                             / /
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
               United Kingdom
- -------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
BENEFICIALLY OWNED                  POWER   0
BY EACH REPORTING            --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING
                                    POWER   0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER   0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER   0
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            0
- -------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            0
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                                            1A
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 64880R101                                       Page  4  of  9  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSON

               BT Pension Scheme
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /x/
     OF A GROUP*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
               WC
- -------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                             / /
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
               United Kingdom
- -------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
BENEFICIALLY OWNED                  POWER   0
BY EACH REPORTING            --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING
                                    POWER   0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER   0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER   0
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            0
- -------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            0
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                                            EP
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 64880R101                                       Page  5  of  9  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSON

               Post Office Staff Superannuation Scheme
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /x/
     OF A GROUP*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
               WC
- -------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                             / /
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
               United Kingdom
- -------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
BENEFICIALLY OWNED                  POWER   0
BY EACH REPORTING            --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING
                                    POWER   0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER   0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER   0
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            0
- -------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            0
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                                            EP
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 64880R101                                       Page  6  of  9  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSON

               Post Office Pension Scheme
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /x/
     OF A GROUP*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
               WC
- -------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                             / /
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
               United Kingdom
- -------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
BENEFICIALLY OWNED                  POWER   0
BY EACH REPORTING            --------------------------------------------------
   PERSON WITH                (8) SHARED VOTING
                                    POWER   0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER   0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER   0
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            0
- -------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            0
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                                            EP
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                           SCHEDULE 13D - PAGE 7 OF 9 PAGES

                                     SCHEDULE 13D

                           THE NEW SOUTH AFRICA FUND, INC.
                                (CUSIP NO. 64880R101)

    REPORTING GROUP:         HERMES INVESTMENT MANAGEMENT LIMITED
                             HERMES PENSIONS MANAGEMENT LIMITED
                             BT PENSION SCHEME
                             POST OFFICE STAFF SUPERANNUATION SCHEME
                             POST OFFICE PENSION SCHEME

ITEM 1.  SECURITY AND ISSUER

    This statement relates to the common stock of The New South Africa Fund, Inc., par value $.001 per share. The principal executive offices of The New South Africa Fund, Inc. are located at 245 Park Avenue, New York, NY 10167.


ITEM 2.  IDENTITY AND BACKGROUND

    The persons filing this statement are Hermes Investment Management Limited ("Hermes Investment"), Hermes Pensions Management Limited ("Hermes Pensions"), the BT Pension Scheme ("BT") the Post Office Staff Superannuation Scheme ("POSS"), the Post Office Pension Scheme ("POPS") (BT, POSS and POPS being hereafter collectively referred to as the "Schemes"). The Schemes are each employee pension funds organized under the laws of the United Kingdom. Hermes Investment and Hermes Pensions are companies organized under the laws of the United Kingdom. Hermes Investment is a wholly-owned subsidiary of Hermes Pensions. The sole business of Hermes Pensions and Hermes Investment is managing the investments of the Schemes. The principal offices of each of the reporting persons is located at Standon House, 21 Mansell Street, London E1 8AA, United Kingdom. During the last five years none of the reporting persons has been convicted of any criminal offense or has been subject to any judgment, decree or final order relating to federal or state securities laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Not applicable as the reported transactions are sales and not purchases.

                              SCHEDULE 13D - PAGE 8 OF 9

ITEM 4.  PURPOSE OF TRANSACTION

    The sales reported on this Amendment were effected in the ordinary course of business of the reporting persons for investment purposes. None of the reporting persons has any plans or proposals which relate to or would result in any of the actions or events described in subsections (a) through (j) of Item 4.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) After giving effect to the sales reported on in this Amendment, none of the reporting persons owns any securities of the issuer.

    (b)  Not applicable.

    (c) Within the past 60 days, Hermes Investment, acting on behalf of the reporting persons, sold the common stock of the issuer for the account of the indicated beneficiary through Barings Securities and Caspian Securities as follows:

TRADE DATE               BT             POSS           POPS           PRICE
- ----------               --             ----           ----           -----

May 29, 1996            35,675         51,425         12,900         $13.50

June 14, 1996           315,725        455,125         0             $13.375

     (d)     Not applicable

     (e)     June 14, 1996


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to Investment Management Agreements between Hermes Investment and each of the Schemes, dated March 31, 1995, Hermes Investment acts as an investment advisor to the Schemes and has sole voting power and power to direct the disposition of securities acquired for their benefit by Hermes Investment. Hermes Pensions is a wholly-owned subsidiary of BT and Hermes Investment is a wholly-owned subsidiary of Hermes Pensions.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Not applicable.

                              SCHEDULE 13D - PAGE 9 OF 9

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: June 28, 1996

HERMES INVESTMENT                 HERMES PENSIONS
MANAGEMENT LIMITED                MANAGEMENT LIMITED


By: /s/F.W. Le Grice              By: /s/F.W. Le Grice
    ----------------------            ----------------------
Name: F.W. Le Grice               Name: F.W. Le Grice
      --------------------              --------------------
Title: Company Secretary          Title: Company Secretary


POST OFFICE STAFF                 BT PENSION SCHEME
SUPERANNUATION SCHEME


By: /s/M.C. Duncombe              By:  /s/C. Hartridge-Price
    ----------------------             ----------------------
Name: M.C. Duncombe               Name:  C. Hartridge-Price
      --------------------               --------------------
Title: Chief Executive            Title: Secretary to the Trustees


POST OFFICE PENSION SCHEME


By: /s/M.C. Duncombe
    ----------------
Name: M.C. Duncombe
      -------------
Title: Chief Executive